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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             Schedule 13D

               Under the Securities Exchange Act of 1934
                          (Amendment No. 1)<F*>


                    Unified Financial Services, Inc.
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                           (Name of Issuer)

                      Common Stock, $.01 par value
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                     (Title of Class of Securities)


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                             (CUSIP Number)

Timothy L. Ashburn               COPY TO:     David F. Morris, Esq.
--------------------------------              --------------------------
UNIFIED FINANCIAL SERVICES, INC.              THOMPSON COBURN
--------------------------------              --------------------------
1104 Buttonwood Court                         One Mercantile Center
--------------------------------              --------------------------
Lexington, Kentucky  40515                    St. Louis, Missouri 63101
--------------------------------              --------------------------
(606) 273-5678                                (314) 552-6000
--------------------------------              --------------------------

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  (Name, Address and Telephone Number of Person Authorized to Receive
                     Notices and Communications)

                          October 31, 1998
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        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(e), (f) or (g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are being sent.

[FN]
<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                           SCHEDULE 13D
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CUSIP No.                                    Page 2 of 5 Pages
         --------------                          ---  ---
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Timothy L. Ashburn, Trustee of the Unified Holdings, Inc. Voting Trust Dated October 10, 1997.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*> (a) / /
                                                          (b) /X/
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3    SEC USE ONLY

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4    SOURCE OF FUNDS<F*>
     Not Applicable (1)
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                           / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
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                   7    SOLE VOTING POWER
                        -0-
                  -----------------------------------------------
NUMBER OF SHARES   8    SHARED VOTING POWER
  BENEFICIALLY          -0-
    OWNED BY      -----------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER
    REPORTING           -0-
     PERSON       -----------------------------------------------
      WITH         10   SHARED DISPOSITIVE POWER
                        -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES<F*>                                       / /
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     -0-
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14   TYPE OF REPORTING PERSON<F*>
     IN
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[FN]
              <F*>SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

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ITEM 1.   SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D relates to the Common Stock, par value $.01 per share (the "Unified Common Stock"), of Unified Financial Services, Inc., a Delaware corporation ("Unified"). The address of the principal executive offices of Unified is 431 North Pennsylvania Street, Indianapolis, Indiana 46204-1873.

ITEM 2.   IDENTITY AND BACKGROUND

(a)  Name:  Timothy L. Ashburn

(b)  Residence address:  1104 Buttonwood Court, Lexington,
Kentucky  40515

(c) Present principal occupation and name, principal business and address of any corporation or partnership in which such employment is conducted: President, Chief Executive Officer and Chairman of the Board of Directors of Unified, the principal business of which is providing management services and equipment for its wholly owned subsidiaries which, in turn, provide various financial services to third party financial service institutions-- predominantly mutual funds. The address of the principal executive offices of Unified is 431 North Pennsylvania Street, Indianapolis, Indiana 46204-1873.

(d) Timothy L. Ashburn has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Timothy L. Ashburn has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he has been or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship:  United States

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Timothy L. Ashburn has filed this Amendment No. 1 to Schedule 13D to disclose the termination of the Unified Holdings, Inc. Voting Trust (the "Voting Trust") pursuant to which Mr. Ashburn, as trustee, was deemed to have acquired beneficial ownership of 572,768 shares transferred to the Voting Trust. The Voting Trust terminated on October 31, 1998 pursuant to its terms and, whereupon, all shares previously held by the Voting Trust were distributed to the participants in the Voting Trust. No consideration was involved in these distributions.

ITEM 4.   PURPOSE OF TRANSACTION

The Voting Trust terminated in accordance with its terms on October 31, 1998.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) Timothy L. Ashburn, solely in his capacity as trustee of the terminated Voting Trust, no longer may be deemed to beneficially own the shares of Unified Common Stock.

(b) Timothy L. Ashburn, solely in his capacity as trustee of the terminated Voting Trust, no longer may be deemed to have sole voting power over the shares of Unified Common Stock.

(c) Timothy L. Ashburn, solely in his capacity as trustee of the terminated Voting Trust, has not effected any transactions in Unified Common Stock during the past sixty days.

(d)  Not Applicable.

(e) Timothy L. Ashburn, solely in his capacity as trustee of the terminated Voting Trust, ceased to be the beneficial owner of more than 5% of the Unified Common Stock on October 31, 1998.

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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not Applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

See Exhibit Index.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated November 5, 1998            /s/ Timothy L. Ashburn
                                 ----------------------------------
                                 Timothy L. Ashburn, Trustee of
                                 the Unified Holdings, Inc. Voting
                                 Trust Dated October 10, 1997

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                       EXHIBIT INDEX
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Exhibit A                Unified Holdings, Inc. Voting Trust
                         Agreement Dated October 10, 1997<F*>


[FN]
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<F*>Previously filed.